FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     February                                            , 20     04

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No         X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.

(Registrant)

Date     February, 02  2004                By /s/ "Kerry M. Curtis"

              Kerry M. Curtis, President & CEO

NEWS RELEASE

AMEX: CLG; TSX: CLG

Suite 950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557

 Fax: 604.608.2559

www.cumberlandresources.com

News Release 04-04

February 2, 2004

Cumberland Shares Listed on the American Stock Exchange

CUMBERLAND RESOURCES LTD. (CBD:TSX) is pleased to announce that it has received approval for the listing of its common shares on the American Stock Exchange® (Amex®).  Cumberland expects to commence trading on Amex on Tuesday, February 3, 2004 under the symbol CLG.  Cumberland will continue to trade on the Toronto Stock Exchange (TSX) but will trade under the new stock symbol CLG instead of its previous stock symbol CBD.

“We are very excited about the exposure the Amex offers to the Company and its shareholders, and we believe it is a tremendous opportunity to increase share liquidity and broaden our base of investors,” remarked Kerry Curtis, President and Chief Executive Officer.  “We also see the move to Amex as yet another milestone, as Cumberland evolves from a successful exploration company to a mid-tier gold producer.”

Cumberland is focused on the development of its 100% owned Meadowbank Gold Project, located in Nunavut, Canada.

Meadowbank is ranked as the third largest undeveloped gold resource in Canada.  The Company is well financed and is currently evaluating the feasibility of a 10 year open pit mine plan at a forecast production rate of approximately 250,000 ounces of gold per year.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,100	4.30	2,998,000
Inferred	5,699,700	4.30	788,000

Cumberland is a mineral exploration and development company which holds interests in two undeveloped gold properties in Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.  The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies.  The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Resource estimates were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.